May 6, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Pamela Long

Division of Corporation Finance

Re:                             Exterran SpinCo, Inc.

Form 10-12B

Filed March 13, 2015

File No. 001-36875

Ladies and Gentlemen:

This letter sets forth the responses of Exterran SpinCo, Inc. (the “Company,” “we,” “our” and “us”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 10, 2015 (the “Comment Letter”) with respect to the registration statement on Form 10 (File No. 001-36875) filed with the Commission on March 13, 2015 (the “Registration Statement”).  Concurrently with the submission of this letter, the Company has filed through EDGAR Amendment No. 1 to the Registration Statement with the Commission, including a revised Information Statement filed as Exhibit 99.1 thereto (the “Information Statement”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Form 10-12B filed March 13, 2015

Exhibit 99.1

General

1.                                      We note that you intend to provide significant additional information in an amendment to the registration statement on Form 10, including information regarding management, directors, the compensation discussion and analysis, security ownership of certain beneficial owners and management, financing arrangements, and key terms of the various agreements you will enter into with Exterran in connection with the distribution. To the extent practicable, please include this information in the next amendment to the registration statement on Form 10. We will need adequate time to review the disclosures and may have additional comments.

Response:  The Company acknowledges the Staff’s comment and has included this information in the Information Statement to the extent available. The Company will include additional information in subsequent amendments to the Information Statement as it becomes available and acknowledges the Staff’s need for adequate time to review such information, which may result in additional comments.

1

Questions and Answers about the Spin-Off, page 1

2.                                      Please add discussions regarding the identity of the executive officers and directors of SpinCo following the spin-off, as well as the cost of the spin-off transaction and which entity will bear that cost, either under this heading or in your Summary. Please also disclose when you expect the spin-off to be completed. We note the statement in the Form 10-K filed by Exterran Holdings for the fiscal year ended December 31, 2014 that management hopes that the spin-off will be completed in the second half of 2015.

Response:  The Company acknowledges the Staff’s comment and has revised pages 10, 11 and 64 of the Information Statement to address the Staff’s comments. The Company will include additional information, including with respect to executive officers and directors of SpinCo and the expected cost of and timing for completion of the spin-off transaction, in subsequent amendments to the Information Statement as it becomes available.

3.                                      Please reconcile your statement under “Will SpinCo incur any debt prior to or at the time of the spin-off?” to the effect that you will transfer the net proceeds of your debt arrangements to Exterran Holdings with your statements under Liquidity and Capital Resources, in MD&A, that borrowings under your new debt instruments will help you finance your operating expenditures and capital expenditures through December 31, 2015.

Response:  The Company acknowledges the Staff’s comment and has revised pages 4 and 80 of the Information Statement to expand upon the expected transfer of debt proceeds to Exterran Holdings and disclose our expected borrowing availability following such transfer.

Summary, page 7

Global platform and expansive service and product offerings … , page 8

4.                                      Please revise your disclosure about a long-term global oil and natural gas infrastructure build-out that is currently underway to address the impact on this build-out of the recent reduction in oil and natural gas prices and level of drilling and exploration activity that you discuss on pages 11 and 65.

Response:  The Company acknowledges the Staff’s comment and has revised pages 8, 66, 67 and 88 of the Information Statement to address the Staff’s comment.

Summary Historical and Pro Forma Financial Data, page 19

5.                                      Please revise your table here and throughout your filing to indicate that amounts are presented in thousands of dollars, if appropriate.

Response:  The Company acknowledges the Staff’s comment and has revised pages 21, 57 and F-14 of the Information Statement to address the Staff’s comment.

Risk Factors, page 22

Risks Related to Our Business, page 22

There are many risks associated with conducting operations in international markets, page 23

6.                                      We note your reference to the 2012 nationalization of YPF. Please clarify whether you have experienced any events in connection with the 2012 nationalization of YPF that have or are likely to result in any material risk to your business in Argentina. We note your disclosure that you are unable to predict what effect the nationalization of YPF will have on your business going forward.

Response:  The Company acknowledges the Staff’s comment and has revised page 24 of the Information Statement to disclose that the nationalization of YPF has not had a direct impact on our business to date. In addition, we disclosed that we have recently been requested to provide modest pricing reductions to YPF for certain of our services. The request for pricing reductions is unrelated to the nationalization of YPF.

7.                                      Please revise your disclosure here to reference the fact that $16 million of your cash was in Argentina as of December 31, 2014, as disclosed on page 76.

Response:  The Company acknowledges the Staff’s comment and has revised pages 24 and 27 of the Information Statement to address the Staff’s comment.

We are exposed to exchange rate fluctuations in the international markets in which we operate … page 25

8.                                      Please discuss the specific currencies that you are materially exposed to.

Response:  The Company acknowledges the Staff’s comment and has revised page 27 of the Information Statement to include further discussion of SpinCo’s exposure to specific currencies and exchange rates.

We are subject to a variety of governmental regulations; failure to comply with these regulations … page 30

9.                                      Please consider breaking this discussion up into multiple risk factors, and separately addressing environmental laws and regulations.

Response: The Company acknowledges the Staff’s comment and has revised pages 31 and 32 of the Information Statement to address the Staff’s comment.

Risks Related to the Spin-Off, page 32

We will be subject to continuing contingent liabilities of Exterran Holdings following the spin-off, page 36

10.                               Your discussion here is currently limited to tax matters. Please revise to state the “several significant areas” where the liabilities of Exterran Holdings may become your obligations after the spin-off.

Response:  The Company acknowledges the Staff’s comment and has revised page 37 of the Information Statement to remove the reference to “several significant areas” of liability and clarify that the risk factor refers to tax-related liabilities.

If the distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes … page 37

11.                               Please expand your discussion to address the fact that you may be held liable for the tax obligations of Exterran Holdings beyond those addressed in the tax sharing agreement, as disclosed on page 93, and that you will indemnify Exterran Holdings with regard to tax matters under the tax sharing agreement but that Exterran Holdings will not be indemnifying you.

Response:  The Company acknowledges the Staff’s comment and has revised page 38 of the Information Statement to address the Staff’s comment. The Company respectfully advises the Staff, however, that the tax sharing agreement will impose indemnity obligations on each of the Company and Exterran Holdings, as described on pages 99 and 100 of the Information Statement; it is therefore not the case that the Company will indemnify Exterran Holdings with regard to tax matters under the tax sharing agreement but that Exterran Holdings will not indemnify the Company.

The transaction agreements limit our ability to take certain actions, including certain strategic actions … page 37

12.                               Please revise to provide greater disclosure regarding the nature of the contracts that are the subject of this risk factor so that your shareholders may have a better understanding of their importance to your business. Please also disclose whether the renegotiation of these contracts may lead to less favorable terms.

Response: The Company acknowledges the Staff’s comment. Under the separation and distribution agreement, the Company will be required to use commercially reasonable efforts to remove Exterran Holdings as a party under certain of our contracts. In the event we cannot remove Exterran Holdings as a party, we will agree to indemnify Exterran Holdings for any related liabilities that arise. The Company has revised page 39 of the Information Statement to include additional disclosure around the risks associated with our indemnification obligations under the separation and distribution agreement.

Risks Relating to Ownership of Our Common Stock, page 39

13.                               Please include a risk factor addressing the risks raised by the forum selection clause, described on page 102, that you anticipate including in your amended and restated certificate of incorporation.

Response:  The Company acknowledges the Staff’s comment and has revised page 42 of the Information Statement to include a risk factor addressing the forum selection clause.

Treatment of Fractional Shares, page 45

14.                               Please disclose whether the transfer agent will be an affiliate of the company or Exterran Holdings. Please also confirm that the transfer agent will, in its sole discretion (that is, without influence by the company or Exterran Holdings), determine when, how, and through which broker-dealer to make its sales of fractional shares.

Response:  The Company acknowledges the Staff’s comment and has revised pages 3, 6, 15, 47 and 111 of the Information Statement to disclose that the transfer agent will be American Stock Transfer & Trust Co., LLC, and to clarify that the transfer agent is not an affiliate of SpinCo or Exterran Holdings. We confirm that the transfer agent will have sole discretion to determine when, how and through which broker-dealer to sell fractional shares.

Trading of Exterran Holdings Common Stock After the Record Date and Prior to the Distribution, page 46

15.                               Please elaborate on the significance of the record date, described on page 2 as the date when ownership is determined, in the context of your disclosure that investors who sell their shares of Exterran Holdings after the record date and before distribution will also be selling their right to receive the shares that would have been distributed to them in the spin-off. If the distribution is to be made to persons identified as shareholders as of the record date, it is unclear why investors who transfer Exterran Holdings shares after the record date and before the distribution would not still be entitled to receive Exterran SpinCo shares in the distribution.

Response:  The Company acknowledges the Staff’s comment. The discussion of trading after the record date and prior to the distribution in the Information Statement is intended to address two scenarios. First, when Exterran Holdings stockholders sell shares of Exterran Holdings common stock in the “regular way” market, such stockholders also transfer the right to receive shares of SpinCo common stock. As a result, purchasers in the “regular way” market acquire the right to receive shares of SpinCo common stock on the distribution date in connection with the spin-off.  Alternatively, when stockholders sell shares after the record date in the “ex-distribution” market, such stockholders retain their right to receive shares of SpinCo common stock on the distribution date. In this case, purchasers in the “ex-distribution” market do not receive shares of SpinCo common stock on the distribution date in connection with the spin-off.

Accordingly, stockholders who hold shares of Exterran Holdings common stock as of the record date will only be entitled to receive shares of SpinCo common stock on the distribution date if such stockholders either continue to hold their shares of Exterran Holdings common stock through the distribution date or sell their shares of Exterran Holdings common stock on the “ex-distribution” market.

Spin-Off Conditions and Termination, page 47

16.                               Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution and whether you have any current intention to waive the tax opinion or any other condition to the spin-off. Please also revise to indicate what notice will be given if the terms of the spin-off and related transactions are modified, or if the spin-off is abandoned.

Response: The Company acknowledges the Staff’s comment. The Company does not expect to receive the tax opinion prior to the effectiveness of the Registration Statement. The receipt of the tax opinion, however, is a condition to closing of the spin-off and the Company has no current intention to waive its receipt of the tax opinion or any other condition to the spin-off. The Company undertakes to recirculate the Information Statement if the condition relating to the receipt of a tax opinion is waived and the change in tax consequences is material. The Company has revised page 49 of the Information Statement to state that it will amend and redistribute the Information Statement if there is a material amendment to or waiver of any of the conditions to the spin-off.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 48

17.                               Throughout this section and elsewhere in your registration statement, you discuss what tax consequences “should” result from the spin-off. Please revise to provide more definitive statements as to what the tax consequences “will” be throughout your filing. If there is significant uncertainty as to the tax consequences, please describe the reasons for and degree of uncertainty, and include enhanced risk factor disclosure addressing why the transaction might be taxable.

Response: The Company acknowledges the Staff’s comment and has revised pages 38 and 52 of the Information Statement to address the Staff’s comment. We note that, effective August 23, 2013, the Internal Revenue Service changed its policy with respect to private letter rulings on spin-off transactions.  Under the new policy, the IRS will no longer rule on the tax treatment of spin-offs generally, in part because of their inherently factual nature. In addition, the Company respectfully notes that the application of Sections 355 and 368 of the Internal Revenue Code of 1986, as amended, to transactions substantially similar to the internal distribution and the distribution which will be effected in this spin-off is a highly complex analysis that depends on inherently subjective determinations and for which there is a lack of binding administrative and judicial authority. Section III.C.4 of Staff Legal Bulletin No. 19 provides that counsel may issue a “should” opinion to indicate the opinion is subject to a degree of uncertainty if there is a lack of authority directly addressing the tax consequences and the disclosure sets forth the risk of uncertain tax treatment. Given the complexity in the law relating to Sections 355 and 368 and inherently subjective nature of the application thereof to the internal distribution and the distribution, the Company believes that it is not possible to reach a definitive determination of the application of Sections 355 and 368 of the Code to the internal distribution or the distribution. Consistent with the requirements of Staff Legal Bulletin No. 19, the Company has modified the disclosure on page 52 to explain why tax counsel is not able to reach a more definitive level of comfort.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Spin-off from Exterran Holdings, page 62

18.                               Please disclose the amount of the expected one-time expenditures that you refer to in the first sentence of the third paragraph under this heading.

Response:  The Company acknowledges the Staff’s comment and has revised page 64 of the Information Statement to address the Staff’s comment.

Our Performance Trends and Outlook, page 64

19.                               We note that you discuss the impact of declining global oil prices on your North American operations at length on page 64. Please elaborate on the impact of declining oil prices on your operations in international markets as well, as these operations appear to be at least as significant to the company as U.S. operations.

Response:  The Company acknowledges the Staff’s comment and has revised pages 66 and 67 of the Information Statement to elaborate on the impact of declining oil prices on our operations in international markets.

Operating Highlights, page 67

20.                               Please revise to describe, either here or in the business section, the criteria you use to determine when an order is considered firm and therefore, is included in your backlog. Please also disclose portion of backlog that is not reasonably expected to be filled within the current fiscal year. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and has revised pages 69 and 92 of the Information Statement to disclose the portion of our backlog we do not expect to recognize in fiscal year 2015.

The Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013, page 67

Products Sales, page 68

21.                               Please disclose the amount of cost overruns experienced on the three large turnkey projects during the year ended December 31, 2013, that you refer to here and on page 72, as well as the amount of the warranty expense accrual that you refer to here.

Response:  The Company acknowledges the Staff’s comment and has revised pages 71 and 75 of the Information Statement to disclose the amount of cost overruns on the three projects during the year ended December 31, 2013, and the amount of warranty expense accrual for the year ended December 31, 2014.

Costs and Expenses, page 69

22.                               We note that your SG&A expense includes expense allocations for certain corporate functions performed by Exterran Holdings. Please revise your disclosure to explain (in a manner similar to your discussion on page F-27) how these costs were allocated, why it was necessary to allocate these costs and any aspects of the allocation which may cause future results to differ.

Response:  The Company acknowledges the Staff’s comment and has revised pages 71, 72 and 76 of the Information Statement to address the Staff’s comment.

23.                               Please revise to quantify the amount of accelerated depreciation recognized on contract operations in Brazil during 2014. Please also describe the reasons why depreciation was recognized on an accelerated basis during the year ended December 31, 2014 as compared to the previous year.

Response:  The Company acknowledges the Staff’s comment and has revised page 72 of the Information Statement to address the Staff’s comment.

Income Taxes, page 70

24.                               We note your discussion of your effective tax rate for fiscal year 2014 as compared to fiscal year 2013. With reference to your reconciliation of United States statutory rates to the effective rates on page F-23, expand your discussion to address all items impacting your effective tax rates for each period, including foreign taxes and credits and valuation allowances.

Response:  The Company acknowledges the Staff’s comment and has revised pages 73, 77, and 78 of the Information Statement to address the Staff’s comment.

Liquidity and Capital Resources, page 74

25.                               Given the significance of your foreign operations, please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents as of December 31, 2014, (ii)

address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

Response:  The Company acknowledges the Staff’s comment and has revised pages 80 and 81 of the Information Statement to include additional disclosure around foreign cash and cash equivalents and disclose that we may be subject to foreign withholding and U.S. federal income taxes if such cash is distributed to the United States in the future.

26.                               Please revise your discussion of financing activities to address the reasons for fluctuations in net distributions to the parent during the periods presented. Please also disclose the extent to which you expect to continue making distributions to the parent after completion of the spin-off and how you will determine the amount of those distributions, if applicable.

Response:  The Company acknowledges the Staff’s comment and has revised page 79 of the Information Statement to address the reasons for fluctuations in net distributions to parent and to confirm that we do not expect to continue making distributions to parent after the spin-off.

Critical Accounting Estimates, page 77

Allowances and Reserves, page 78

27.                               It appears from the table on page F-20 that your warranty accrual increased significantly period over period. To the extent that this accrual is determined by significant judgment and estimates, please revise this disclose to include a discussion which explains the judgments and estimates that are utilized in determining this accrual.

Response:  The Company acknowledges the Staff’s comment. As noted by the Staff, our warranty accrual increased from December 31, 2013 to December 31, 2014 by $6.6 million, or 141%. This increase was due to a single project for a customer for which a warranty expense of $7.0 million was recorded in 2014. The warranty accrual for this particular sale does not include significant estimates as the solution to repair the sold product has been agreed to by the customer.

Our accrued warranty liability was $11.2 million, $4.6 million and $4.6 million as of December 31, 2014, 2013 and 2012, respectively. Our warranty expense was $10.5 million, $4.9 million and $4.8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The Company does not believe that our warranty liability accrual is material and, based on our historical warranty activity, does not believe it is likely that changes in the estimates recorded at any point in time will result in a material impact on our financial condition or results of operations. Because we do not believe this accrual is determined by significant judgment and estimates, we have not revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Allowances and Reserves.” We have revised page F-20 of the Information Statement to disclose our warranty expense for the years ended December 31, 2014, 2013 and 2012.

Business, page 82

28.                               Please revise to provide:

•                  A discussion of the sources and availability of the raw materials that you use, as called for by Item

101(c)(1)(iii) of Regulation S-K; and

•                  A discussion of your dependence upon Exterran Holdings, which provided 11% of your revenues in the year ended December 31, 2014, as called for by Item 101(c)(1)(vii) of Regulation S-K.

Please also provide cross-references to the appropriate portions of your financial statements as provided for by Item 101(b) and Item 101(d)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised pages 90, 93 and 94 of the Information Statement to address the Staff’s comment.

Relationship with Exterran Holdings after the Spin-off, page 95

29.                               Please discuss all of the material terms of your arrangements with Exterran Holdings. This should include, for example: the duration of and exceptions to the non-compete provisions that you refer to here; the consideration you will receive for providing transition services to Exterran Holdings; whether the consideration you will receive for doing so is equivalent to that which would be received in an arms-length negotiation; and what actions you will be prohibited from taking under the tax sharing agreement.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that certain terms related to the arrangements with Exterran Holdings remain subject to further negotiation and will be updated in subsequent amendments to the Information Statement as such terms are determined.

The Company further advises the Staff that it has revised pages 98-101 of the Information Statement to include additional disclosure with respect to the material terms of such arrangements that have been determined.

Notes to the Combined Financial Statements

2. Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

30.                               We note that you offer design, engineering, manufacturing, installation and operational services. Please tell us if you account for these arrangements as multiple element arrangements. If you do, please tell us how you allocate the considerations to deliverables in these arrangements, and your consideration for disclosed the significant factors, inputs, assumptions and methods used to allocate the considerations. Refer to ASC 605-25-50-2.

Response:  The Company acknowledges the Staff’s comment. As noted by the Staff, our product sales contracts include design, engineering, manufacturing and installation components. We do not account for our product sales contracts as multi-element arrangements under ASC 605-25 because we follow the guidance for segmenting a Product Sales contract contained in ASC 605-35-25. Our operational and maintenance services fall under the guidance of ASC 605-25 and are deemed to be a single unit of accounting as the service is a single deliverable provided on a monthly basis. As a result, we do not believe that the disclosure requirements contained in 605-25-50-2 are applicable. Operational and maintenance services are routinely performed on a stand-alone basis under our aftermarket services business.

31.                               Please expand your disclosure regarding revenue recognition to address how you account for losses on contracts. In addition, please tell us if you have experienced material contract losses during the periods presented.

Response: The Company acknowledges the Staff’s comment and has revised page F-10 of the Information Statement to disclose how we account for losses on contracts. The Company advises the Staff that we experienced material contract losses on three contracts during the years ended December 31, 2013 and 2012 of approximately $51 million. We did not experience any other material losses on contracts in the years ended December 31, 2014, 2013 and 2012.

32.                               To the extent you recognized significant revenue from claims during the periods presented, please revise to disclose the amount recognized. Please refer to ASC 605-35-50-6.

Response: The Company acknowledges the Staff’s comment.  For the year ended December 31, 2014, we recognized $2.1 million of revenue from claims (0.09% of 2014 revenue), which the Company does not believe is significant.  There was no revenue recognized from claims for the years ended December 31, 2013 and 2012.

9. Accrued Liabilities, page F-20

33.                               Please revise to provide a tabular reconciliation of the changes in your product warranty liability. Refer to ASC 460-10-50-8.

Response: The Company acknowledges the Staff’s comment.  As noted in our response to Comment 27, the Company does not believe that our warranty liability accrual or that changes in the estimates recorded at any point in time are likely to result in a material impact on our financial condition or results of operations.  Because we do not believe this accrual is material, we have not included the tabular reconciliation of the changes in our product warranty liability. We have, however, included the above noted disclosure of our warranty expense for the years ended December 31, 2014, 2013 and 2012 on page F-20 of the Information Statement.

18. Reportable Segments and Geographic Information, page F-33

34.                               We note that revenue from external customers in foreign countries is significant to your business. To the extent that revenues attributable to an individual foreign country are material, please expand your disclosure to provide the country specific information required by ASC 280-10-50-41.

Response: The Company acknowledges the Staff’s comment.  The country with the highest revenue other than the United States of America for 2012, 2013 and 2014 represents 8% of our external revenues.  As a result, we determined that no individual foreign country was material for purposes of the disclosure required by ASC 280-10-50-41.

*     *     *     *

In connection with the above responses to the Staff’s comments, we acknowledge that:

•                                          we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Exterran SpinCo, Inc.

By:	/s/ Jon C. Biro
Jon C. Biro
Senior Vice President and Chief Financial Officer

Cc:                             Leland Benton, Staff Attorney

Mindy Hooker, Staff Accountant

Lisa Etheredge, Staff Accountant

U.S. Securities and Exchange Commission

Donald Wayne

Exterran Holdings, Inc.

Ryan J. Maierson

Latham & Watkins LLP